Sender's Direct-Dial Telephone Number: 515.963.3802
Fax Number: 515.965.6160
E-mail Address: scott.faber@caseys.com

February 27, 2023

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549-4561

Attention:	Mr. Patrick Kuhn
Mr. Doug Jones

Re:	Casey’s General Stores, Inc.
Form 10-K for Fiscal Year Ended April 30, 2022
Filed June 24, 2022
Response Letter dated February 10, 2023
File No. 001-34700

Dear Mr. Kuhn and Mr. Jones:

On behalf of Casey’s General Stores, Inc. (the “Company”), I am writing to request an extension of the expected timing of the Company’s response to the February 10, 2023 comment letter (the “Comment Letter”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2022.

Pursuant to our outside counsel’s request by phone call to Mr. Kuhn on February 24, 2023, we hereby confirm that the Company will respond to your Comment Letter on or before March 10, 2023.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact me with any further comments or questions.

Very truly yours,

/s/ Scott Faber
Scott Faber
Sr. Assistant General Counsel & Corporate Secretary

cc:	Stephen P. Bramlage, Jr., Chief Financial Officer
Katrina Lindsey, Chief Legal Officer
Lillian Tsu, Partner, Cleary Gottlieb Steen & Hamilton LLP